SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$117,522,435.30	$13,468.08

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,910,463 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation (“Ramtron”) at the offer price of $3.10 per Share. As of August 31, 2012, there were (i) 35,406,603 Shares outstanding, (ii) 4,006,596 Shares issuable pursuant to stock options and (iii) outstanding restricted stock units with respect to 164,848 Shares, in each case based on information provided by Ramtron. This calculation excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

Amount Previously Paid: $917.07	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: August 27, 2012

Amount Previously Paid: $945.98	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: September 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), at $3.10 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, including the Amendment and Supplement to the Offer to Purchase dated September 25, 2012, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The offering period expired at 12:00 midnight, New York City time, on Tuesday, October 9, 2012. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (excluding all shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer. The Depositary has advised Cypress and Purchaser that as of the expiration of the Offer, 23,290,666 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing, together with Shares beneficially owned by Cypress, approximately 70% of the Shares outstanding. An additional 559,785 Shares were tendered subject to guaranteed delivery procedures, representing approximately 2% of the Shares outstanding.

On October 10, 2012, Cypress issued a press release announcing that Purchaser had commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, October 17, 2012, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

The same $3.10 per Share price, net to the seller in cash (less any applicable withholding taxes and without interest), offered in the initial offering period will be paid during the subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure; and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn. Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

Following the expiration of the subsequent offering period, if Purchaser acquires at least 90% of the issued and outstanding Shares, Purchaser intends to complete the Merger through the short-form merger procedure available pursuant to the DGCL. The short-form merger procedure will permit Purchaser to merge with and into Ramtron, with Ramtron surviving as a wholly owned subsidiary of Cypress, without a vote or meeting of Ramtron’s stockholders (other than Cypress). If Purchaser acquires less than 90% of the issued and outstanding Shares, including Shares, if any, acquired pursuant to the top-up option granted to Purchaser, the short-form merger provisions of the DGCL will not be available for use in the Merger. Instead, the Merger will be consummated following a special meeting of Ramtron’s stockholders or pursuant to an action by written consent of the requisite number of Ramtron’s stockholders. As a result of the purchase of

Shares in the Offer, Purchaser has sufficient voting power to approve the Merger at that meeting without the affirmative vote or consent of any other stockholder of Ramtron. At the effective time of the Merger, each Share then outstanding (other than Shares held by in the treasury of Ramtron or owned by Purchaser, Cypress or any direct or indirect wholly owned subsidiary of Cypress or Ramtron and other than Shares held by stockholders of Ramtron who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised such stockholder’s statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) shall be cancelled and extinguished and automatically converted into the right to receive $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), the same amount offered in the initial offering period.

The full text of the press release issued by Cypress announcing the expiration of the Offer and the commencement of the subsequent offering period is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.

Items 5 and 6.

The Offer to Purchase and Items 5 and 6 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Pursuant to the Merger Agreement, Purchaser is entitled, after consummation of the Offer, to designate such number of directors of Ramtron, rounded up to the next whole number, as will give Purchaser representation on the board of directors of Ramtron equal to the product of the total number of Ramtron’s directors (after giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares purchased by Purchaser in the Offer bears to the total number of Shares outstanding. Accordingly, on October 10, 2012, immediately following the closing of the Offer, all of the directors of Ramtron resigned from the board of directors of Ramtron, other than Theodore J. Coburn, William G. Howard, Jr. and William L. George. Immediately following the resignation of such directors, the remaining directors of Ramtron appointed T.J. Rodgers, Brad W. Buss, Dana C. Nazarian, Neil Weiss, Cathal Phelan and Thomas Surrette, each of whom was designated by Purchaser, to the board of directors of Ramtron.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(J)	Text of Release Issued by Cypress dated October 10, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012.*

(a)(1)(G)	Amendment and Supplement to the Offer to Purchase dated September 25, 2012.*

(a)(1)(H)	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(I)	Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(J)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(K)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012.*

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.*

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.*

(a)(5)(E)	Text of Press Release Issued by Cypress dated August 20, 2012.*

(a)(5)(F)	Text of Press Release Issued by Cypress dated August 27, 2012.*

(a)(5)(G)	Text of Press Release Issued by Cypress dated September 12, 2012.*

(a)(5)(H)	Text of Joint Press Release Issued by Cypress and Ramtron dated September 19, 2012.*

(a)(5)(I)	Text of Press Release Issued by Cypress dated September 25, 2012.*

(a)(5)(J)	Text of Press Release Issued by Cypress dated October 10, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Cypress Semiconductor Corporation, Rain Acquisition Corp. and Ramtron International Corporation, dated as of September 18, 2012.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.